

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3720

September 18, 2008

Mr. Ron Carter
President
Revolutionary Concepts, Inc.
2622 Ashby Woods
Matthews, NC 28105

**Re: Revolutionary Concepts, Inc.
              Registration Statement on Form S-1/A, file no. 333-151177
              Filed on September 10, 2008**

Dear Mr. Carter:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Information, page 35

1. We note that you did not include any footnotes with your interim financial statements as of and for the six months ended June 20, 2008. Rule 8-03(b) of Regulation S-X requires that interim financial statements include footnotes and other disclosures "as needed for fair presentation and to ensure that the financial statements are not misleading." Please revise to include these disclosures. In addition, your interim financial statements should include a balance sheet as of the preceding fiscal year (December 31, 2007), instead of June 30, 2007, as required by Rule 8-03 of Regulation S-X.

Statement of Income (Loss), page 36

2. Revise your presentation of net loss per share here and in your annual financial statements at page 41 to round to the nearest cent.

Independent Auditor's Report, page 39

3. We note your response to prior comment 9. The auditor's report is now dated "March 26, 2008, Restated July 28, 2008." Ask your auditor to revise the date of the report to state specifically which footnotes or disclosures were audited as of July 28, 2008.

Note 10 – Subsequent Events, page 48

4. It appears that your promissory notes should be classified as current liabilities as of June 30, 2008 based on the repayment terms. Please revise your presentation or advise.

Exhibit 23.2

5. We note that the Consent of Independent Registered Public Accounting Firm is undated. Please file a currently dated consent.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3353, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Charles Barkley, Esq.
       via facsimile, 704-944-4280